FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June 2010

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Report of the Scrutineers addressed to the Chairman of the Meeting namely Mr. K. V. Kamath indicating the results of the poll.
2.	Report duly signed by the Chairman of the aforesaid meeting indicating the results of the poll as verified by the Scrutineers.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ICICI Bank Limited

Date: June 22, 2010	By:	/s/ Ranganath Athreya
		Name:	Mr. Ranganath Athreya
		Title:	General Manager – Joint Company Secretary
Head Compliance – Non Banking Subsidiaries

Item 1

  Report of the Scrutineers to Mr. K. V. Kamath, Chairman of the Extraordinary
General Meeting of the equity shareholders of ICICI Bank Limited held on
Monday, June 21, 2010 at Vadodara

We, Virendra Bhatt, Practising Company Secretary and Bhumitra V. Dholakia, shareholder of IClCl Bank Limited were appointed by you as the Scrutineers at the  Extraordinary General Meeting of the equity shareholders of ICICI Bank Limited held on Monday, June 21, 2010 at Professor Chandravadan Mehta Auditorium, General Education Centre, Opp. D. N. Hall Ground, The Maharaja Sayajirao University, Pratapgunj, Vadodara 390002, in respect of a Poll having being taken at the aforesaid Meeting on the Resolution to approve the Scheme of Amalgamation of The Bank of Rajasthan Limited with ICICI Bank Limited in terms of Notice dated May 23, 2010, convening the Meeting.

We have examined the ballot papers and the Members' records maintained by ICICI Bank Limited and hereby report and confirm to you the result of the Poll which is as follows:-

Sr. No.	Particulars	No. of Share holders		No. of shares
A	Issued Capital as of June 18, 2010	7,10,602		1,11,54,53,683
B	Total participation	7,562		79,64,40,594
	Shareholders present in Person	54		5,33,166
	Shareholders present through Proxies/Auth. Rep.	7,508		79,59,07,428
C	Total Ballot Forms Cast	7,562		79,64,40,594
	Valid Ballot Forms	7,540		79,64,15,913
	Invalid Ballot Forms	22		24,681
Break-up of Valid Votes		No. of Share holders	%	No. of Shares	%
Total valid votes cast "In Favour"		7,513	99.64	79,63,79,397	99.995
Total valid votes cast "Against"		27	0.36	36,516	0.005
Total valid votes cast "In Favour" -after restriction*		7,513	99.64	58,55,40,095	99.995
Total valid votes cast "Against" -after restriction*		27	0.36	36,516	0.005

*As per Section 12(2) of Banking Regulation Act, 1949, voting right of Deutsche Bank Trust Company Americas (holding 32,23,85,170 shares equivalent to 28.90%) is restricted to 11,15,45,868 equity shares equivalent to 10% of the total voting rights.

/s/ Virendra Bhatt	/s/ Bhumitra V. Dholakia
Scrutineer	Scrutineer
Virendra Bhatt	/s/ Bhumitra V. Dholakia

Place: Mumbai
Date: June 22, 2010

Item 2

Result of the Poll taken at the Extraordinary General Meeting of the equity shareholders of lCICI Bank Limited held on
Monday, June 21, 2010 at Vadodara

The Scrutineers appointed namely Mr. Virendra Bhatt, Practising Company Secretary and Mr. Bhumitra V. Dholakia, shareholder of ICICI Bank Limited at the Extraordinary General Meeting of the equity shareholders of ICICI Bank Limited held on Monday, June 21, 2010 at Professor Chandravadan Mehta Auditorium, General Education Centre, Opp. D. N. Hall Ground, The Maharaja Sayajirao University, Pratapgunj, Vadodara 390002, in respect of a Poll having being taken at the aforesaid Meeting on the Resolution to approve the Scheme of Amalgamation of The Bank of Rajasthan Limited with ICICI Bank Limited in term of Notice dated May 23, 2010, convening the Meeting have reported as follows:-

Sr. No.	Particulars	No. of Share holders		No. of shares
A	Issued Capital as of June 18, 2010	7,10,602		1,11,54,53,683
B	Total participation	7,562		79,64,40,594
	Shareholders present in Person	54		5,33,166
	Shareholders present through Proxies/Auth. Rep.	7,508		79,59,07,428
C	Total Ballot Forms Cast	7,562		79,64,40,594
	Valid Ballot Forms	7,540		79,64,15,913
	Invalid Ballot Forms	22		24,681
Break-up of Valid Votes		No. of Share holders	%	No. of Shares	%
Total valid votes cast "In Favour"		7,513	99.64	79,63,79,397	99.995
Total valid votes cast "Against"		27	0.36	36,516	0.005
Total valid votes cast "In Favour" -after restriction*		7,513	99.64	58,55,40,095	99.995
Total valid votes cast "Against" -after restriction*		27	0.36	36,516	0.005

*As per Section 12(2) of Banking Regulation Act, 1949, voting right of Deutsche Bank Trust Company Americas (holding 32,23,85,170 shares equivalent to 28.90%) is restricted to 11,15,45,868 equity shares equivalent to 10% of the total voting rights.

/s/ K.V. Kamath
K.V. Kamath
Chairman of the Meeting
11:30 am
Place: Mumbai
Date: June 22, 2010